United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2007

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Aracruz Celulose S.A.
Condensed Consolidated Interim Financial
Statements for the three-month periods
ended March 31, 2007 and 2006 and Report
of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Stockholders
Aracruz Celulose S.A.
Aracruz, Espírito Santo, Brazil

1.

We have reviewed the accompanying condensed consolidated balance sheet of Aracruz Celulose S.A. and subsidiaries (“the Company”) as of March 31, 2007 and the related condensed consolidated statements of operations, changes in stockholders’ equity and cash flows for the three-month periods ended March 31, 2007 and 2006, all expressed in United States dollars. These condensed consolidated interim financial statements are the responsibility of the Company's management.

2.

We conducted our reviews in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.

Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

4.

We have previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2006, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the year then ended (not presented herein) and, in our report dated January 9, 2007, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2006 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

5.	As discussed in Notes 1, 2 and 10 to the consolidated financial statements, the Company adopted the provisions of FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, on January 1, 2007

Rio de Janeiro, Brazil, April 7, 2007

Condensed Consolidated Balance Sheets (Unaudited)
(Expressed in thousands of United States dollars, except number of shares)

	March 31,	December 31,
Assets	2007	2006
Current assets
Cash and cash equivalents	85,626	48,414
Short-term investments	476,820	531,229
Accounts receivable, net	252,868	285,795
Inventories, net	231,308	202,704
Deferred income tax	17,134	15,375
Recoverable income and other taxes	92,056	109,165
Prepaid expenses and other current assets	8,645	8,242
	1,164,457	1,200,924
Property, plant and equipment, net	2,196,663	2,151,212
Investment in affiliated companies	405,412	324,736
Goodwill	192,035	192,035
Other assets
Advances to suppliers	85,773	81,485
Deposits for tax assessments	28,242	26,778
Recoverable taxes	16,962	15,093
Other	3,817	3,665
	134,794	127,021
Total Assets	4,093,361	3,995,928

Condensed Consolidated Balance Sheets (Unaudited)
(Expressed in thousands of United States dollars, except number of shares)

	March 31,	December 31,
Liabilities and Stockholders' equity	2007	2006
Current liabilities
Suppliers	93,985	95,574
Payroll and related charges	14,187	25,246
Income and other taxes	34,944	38,391
Short-term debt - export financing and other	4,877	4,677
Current portion of long-term debt
Related party	67,909	65,360
Other	1,854	1,854
Accrued finance charges	14,118	17,896
Accrued dividends - interest payable on stockholders’ equity	34,242	36,545
Other current liabilities	4,396	1,276
	270,512	286,819
Long-term liabilities
Long-term debt
Related party	242,611	232,191
Other	924,946	922,859
Litigations, contingencies and Commitments	107,234	101,772
Liabilities associated with unrecognized tax benefits	75,557	71,727
Interest and penalties on liabilities associated with unrecognized
tax benefits	52,426	47,996
Deferred income taxes	113,927	96,035
Suppliers	3,020	3,020
Other long-term liabilities	32,115	30,211
	1,551,836	1,505,811
Minority interest	1,337	875
Stockholders' equity
Share capital - no-par-value shares authorized, issued and outstanding
Common stock – 2007 and 2006 - 455,390,699 shares	297,265	297,265
Preferred stock
Class A – 2007 and 2006 – 37,962,555 shares	31,056	31,056
Class B - 2007 and 2006 – 539,200,866 shares	583,440	583,440
Treasury stock
Class B preferred stock – 2007 and 2006 - 1,483,200 shares and
Common stock – 483,114 shares	(2,639)	(2,639)
Total share capital	909,122	909,122
Appropriated retained earnings	1,479,707	1,419,079
Unappropriated retained deficit	(119,153)	(125,778)
	2,269,676	2,202,423
Total Liabilities and Stockholders’equity	4,093,361	3,995,928

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Statements of Operations
(Expressed in thousands of United States dollars, except number of shares and per-share amounts) (Unaudited)

	Three-month period
	ended March 31,
	2007	2006
Operating revenues
Domestic	29,076	16,613
Export	426,621	429,008
Gross operating revenues	455,697	445,621

Sales taxes and other deductions	60,287	56,218

Net operating revenues	395,410	389,403

Operating costs and expenses
Cost of sales	240,374	249,683
Selling	17,076	19,089
Administrative	10,414	9,261
Other, net	7,735	1,970

	275,599	280,003

Operating income	119,811	109,400

Non-operating (income) expenses, net
Financial income	(49,890)	(86,041)
Financial expenses	25,601	44,152
(Gain) loss on currency remeasurement, net	701	(8,539)

Total non-operating income, net	(23,588)	(50,428)

Income before income taxes, minority interest
and equity in results of affiliated companies	143,399	159,828

Income tax expense
Current	20,952	34,839
Deferred	16,139	28,492

Total income tax expense	37,091	63,331

Minority interest	462	(12)

Equity in results of affiliated companies	6,324	17,386

Net income	99,522	79,123

Condensed Consolidated Statements of Operations
(Expressed in thousands of United States dollars, except number of shares and per-share amounts) (Unaudited)
(Continued)

	Three-month period ended March 31,

	2007	2006
Basic and diluted earnings per share
Common stock	0.09	0.07
Class A preferred stock	0.10	0.08
Class B preferred stock	0.10	0.08

Weighted-average number of shares
outstanding (thousands) - basic and diluted
Common stock	454,908	454,908
Class A preferred stock	37,962	38,022
Class B preferred stock	537,718	537,658

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars) (Unaudited)

	Three-month period
	ended March 31,

	2007	2006

Cash flows from operating activities
Net income	99,522	79,123
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and depletion	52,714	52,366
Equity results of affiliated company	6,324	17,386
Deferred income tax	16,139	28,492
(Gain) loss on currency remeasurement	701	(8,539)
Gain (loss) on sale of equipment	132	(184)
Decrease (increase) in operating assets
Accounts receivable, net	29,721	7,580
Inventories, net	(28,604)	(11,474)
Interest receivable on short-term investments	(17,154)	(4,572)
Recoverable taxes	19,461	(8,053)
Other	(439)	(901)
Increase (decrease) in operating liabilities
Suppliers	(2,832)	(4,233)
Payroll and related charges	(11,625)	(6,503)
Litigation, contingencies and liabilities associated with unrecognized tax benefits	(16)	28,622
Accrued finance charges	(3,824)	1,420
Other	3,858	8,229

Net cash provided by operating activities	164,078	178,759

Cash flows from investing activities
Short – term investments
Applications	(515)	(17,567)
Redemptions	89,333	122,725
Proceeds from sale of equipment	200	217
Investments in affiliate	(87,000)
Additions to property, plant and equipment	(98,516)	(51,218)

Net cash provided by (used in) investing activities	(96,498)	54,157

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars) (Unaudited)
(Continued)

	Three-month period
	ended March 31,

	2007	2006
Cash flows from financing activities
Net borrowings (repayments) short-term debt, net	2,395	(78,902)
Long-term debt
Borrowings
Related parties	18,307
Other		350,000
Repayments
Related parties	(16,405)	(15,770)
Other		(418,050)
Dividends and interest on stockholders´ equity paid	(34,839)	(66,743)

Net cash used in financing activities	(30,542)	(229,465)

Effect of changes in exchange rates on cash and cash equivalents	174	(311)

Increase in cash and cash equivalents	37,212	3,140

Cash and cash equivalents, beginning of the period	48,414	34,114

Cash and cash equivalents, end of the period	85,626	37,254

Supplementary cash flow information
Interest paid	22,474	20,049

Income taxes paid	9,170	6,019

Non-cash transaction:
Unpaid accrued dividends and interest on stockholders’ equity	34,242	42,128

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Statement of Changes in Stockholders’ Equity
(Expressed in thousands of United States dollars, except number of shares)
(Unaudited)

Three-month period			Three-month period ended
	ended March 31, 2007		March 31, 2006
	Shares	US$	Shares	US$
Share capital
Preferred stock – Class A
Balance, January 1	37,962,555	31,056	38,022,178	31,105
Conversion to Class B stock			(322)

Balance, March 31	37,962,555	31,056	38,021,856	31,105

Preferred stock - Class B
Balance, January 1	539,200,866	583,440	539,141,243	583,391
Conversion from Class A stock			322

Balance, March 31	539,200,866	583,440	539,141,565	583,391

Common stock
Balance, January 1 and March 31	455,390,699	297,265	455,390,699	297,265

Treasury stock
Balance, January 1 and March 31	(1,966,314)	(2,639)	(1,966,314)	(2,639)

Balance carried forward	1,030,587,806	909,122	1,030,587,806	909,122

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Statement of Changes in Stockholders’ Equity
(Expressed in thousands of United States dollars, except number of shares) (Unaudited)
(Continued)

	Three-month period		Three-month period
	ended March 31, 2007		ended March 31, 2006

	Shares	US$	Shares	US$

Balance brought forward	1,030,587,806	909,122	1,030,587,806	909,122

Appropriated retained earnings
Investments reserve
Balance, January 1		1,184,905		823,434
Transfer from unappropriated retained earnings		50,624		63,793

Balance, March 31		1,235,529		887,227

Fiscal-incentive reserve
Balance, January 1		75,870		69,300
Transfer from unappropriated retained earnings		3,241		5,368

Balance, March 31		79,111		74,668

Legal reserve
Balance, January 1		158,304		120,065
Transfer from unappropriated retained earnings		6,763		9,302

Balance, March 31		165,067		129,367

Total balance, March 31		1,479,707		1,091,262

Unappropriated retained earnings
Balance, January 1		(125,778)		42,502
Net income		99,522		79,123
Dividends and interest on stockholders’ equity		(32,269)		(41,294)
Transfer to appropriated retained earnings		(60,628)		(78,463)

Balance, March 31		(119,153)		1,868

Total stockholders’ equity	1,030,587,806	2,269,676	1,030,587,806	2,002,252

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Notes to Condensed Consolidated Interim Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)
(Continued)

1. Basis of presentation and summary of significant accounting policies

The unaudited condensed consolidated interim financial statements of Aracruz Celulose S.A. and subsidiaries (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, these interim financial statements include all adjustments, consisting only of normal recurring adjustments that are necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods presented. Operating results for the first three months are not necessarily indicative of the results to be expected for the entire year.

The interim financial statements have been prepared in accordance with US GAAP, which differ in certain respects from the statutory financial statements prepared in accordance with accounting practices adopted in Brazil.

Except as disclosed in the notes hereto, the interim financial statements are based upon accounting policies and methods consistent with those used and described in the Company’s audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2006. The consolidated balance sheet at December 31, 2006 has been derived from the Company’s audited financial statements at that date. These interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2006 included in the Company’s 2006 Annual Report on Form 20-F filed with the Securities and Exchange Commission (SEC).

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes.

Certain reclassifications have been made to the prior period condensed consolidated financial statements to conform to the current period presentation (Note 10).

In preparing the condensed consolidated interim financial statements, the use of estimates is required to account for certain assets, liabilities and other transactions. The Company's condensed consolidated interim financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, carrying values of goodwill, provisions necessary for losses on accounts receivable and for contingent liabilities, employee post-retirement benefits and other similar evaluations. Actual results may vary from estimates. The Company has reported its financial statements in U.S. dollars since 1994 when the U.S. Securities and Exchange Commission permitted foreign registrants to report in U.S. dollars rather than in the currency of the country in which they are incorporated.

Notes to Condensed Consolidated Interim Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

The U.S. dollar amounts have been remeasured from Brazilian Reais (R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards Nº 52 - "Foreign Currency Translation" (“SFAS 52”). The U.S. Dollar is used as the Company's functional currency as this has been, and remains, in the opinion of the Company’s Board of Directors and Management, the currency in which it principally operates as well as being the Company’s primary unit of economic measure. Translation gains and losses are recognized in the income statement, rather than in shareholders’ equity; and non-monetary assets and liabilities (such as inventory and fixed assets) are converted at the historical exchange rate rather than at the end of period exchange rate.

2. Recently issued accounting pronouncements

In June 2006, the FASB issued FIN 48 – “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109”, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109 – “Accounting for Income Taxes”. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted the provisions of FIN 48 effective January 1, 2007 (See Note 10).

In February 2006, the FASB issued SFAS No. 155 – “Accounting for Certain Hybrid Financial Instruments”. SFAS No. 155 amends FASB Statements No. 133 – “Accounting for Derivative Instruments and Hedging Activities” and No. 140 – “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS 155 resolves issues addressed in Statement 133 Implementation Issue No. D1 - “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”, and in general terms:

(a) Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

(b) Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133;

(c) Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

(d) Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives;

Notes to Condensed Consolidated Interim Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

(e) Amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of such pronouncement did not have a material impact on the consolidated financial statements.

In March 2006, the FASB issued SFAS No. 156 – “Accounting for Servicing of Financial Assets”. SFAS 156 amends SFAS No. 140 – “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, that establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. SFAS 156 amends Statement 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value.

Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. By electing that option, an entity may simplify its accounting because this Statement permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period. An entity shall adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. The adoption of such pronouncement did not generate a material impact on the consolidated financial statements.

In June 2006, the FASB issue EITF 06-3: "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)", which reached a consensus that taxes collected from customers and remitted to governmental authorities could be presented on either a gross basis (included in revenues and costs) or a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. The Company's accounting policy is, and has historically been, to present such taxes on a net basis.

In September 2006, the FASB issued SFAS No. 157 – “Fair value measurements”, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements.

Notes to Condensed Consolidated Interim Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company continues to evaluate the impact of this statement on its consolidated financial statements but believes that such pronouncement will not generate a material impact on the Company’s consolidated results of operations or financial position.

In September 2006, the FASB issued Staff Position (FSP) No. AUG AIR-1, Accounting for Planned Major Maintenance Activities, which prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. This guidance is applicable to entities in all industries. The FSP is effective for the first fiscal year beginning after December 15, 2006. The adoption of such pronouncement did not generate a material impact in the consolidated financial statements. The Company's accounting policy is to recognize costs associated with planed major maintenance activities as incurred.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB No. 115”(“SFAS 159”). SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for the Company’s fiscal year ending January 31, 2009. The Company is currently assessing the impact of this statement on its consolidated financial statements.

3. Taxes

3.1 Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The deferred tax balances at each period are computed at the rates to be in force in the subsequent years and the current tax balances at each period include taxes to be paid currently. The statutory enacted rates applicable for federal income tax and social contribution were 25% and 9%, respectively, which represented an aggregate rate of 34%, for both 2007 and 2006.

Notes to Condensed Consolidated Interim Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

The amounts reported as income tax expense in the consolidated statements of income are reconciled to the statutory rates as follows:

	Three-month period ended March 31,
	2007	2006

Income before income taxes, minority interest
and equity in results of affiliated companies	143,399	159,828

Federal income tax and social
contribution at statutory rates	48,756	54,342
Adjustments to derive effective tax rate:
Effects of differences in remeasurement
from reais to U.S. dollars, using historical
exchange rates and indexing for tax purposes:	13,877	25,945
Results in subsidiaries with different tax rates	(13,884)	(2,067)

Interest on stockholders´ equity	(11,110)	(13,929
Others	(548)	(960)

Income tax expense reported in the consolidated
statements of income	37,091	63,331

Notes to Condensed Consolidated Interim Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

The major components of the deferred tax accounts in the balance sheet are as follows:

	March, 31	December, 31
	2007	2006

Deferred Tax Asset - Current Assets

Unrealized profits on intercompany inventory transactions	17,134	15,375

Net Deferred Tax Liability – Long-Term
Taxation of foreign exchange variation payable on cash basis	93,018	71,607
Difference in basis of accounting for Property, plant and equipment	66,457	67,963
Tax loss carryfowards from operations	(12,019)	(11,512)
Deductible temporary differences - other provisions	(33,529)	(32,023)

Net deferred tax liability – long-term	113,927	96,035

Although realization of deferred tax assets is not assured, management believes that such realization is more likely than not to occur and, therefore, has not recognized any valuation allowances.

3.2 Fiscal incentives

As a result of the Barra do Riacho operations being located within the geographic area of ADENE (Agency for the Development of the Northeast) and since Decree No. 4,213, of April 16, 2002, which recognizes the pulp and paper sector as a priority in the development of the region, Aracruz requested and was granted by the Federal Revenue Service in December 2002 the right to benefit from reductions in corporate income tax.

On January 9, 2004, the Company was notified by the Liquidator of the former Superintendência de Desenvolvimento do Nordeste (SUDENE) of its decision to revoke the fiscal benefits previously granted to the Company based on an opinion of the Legal Counsel to the National Integration Ministry on the definition of the geographical area eligible for the recognition of such benefit.

During 2004 and 2005, ADENE issued several acts with the objective of annulling the tax benefit used by the Company. Such acts were always challenged by the Company and no final decision on the merits was issued at this point. Nevertheless, in December 2005 the Company was notified by the Federal Revenue Service (SRF) to pay the amount corresponding to the tax incentive it had recorded, plus interest, in the total amount of US$ 97 million.

Notes to Condensed Consolidated Interim Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

The Company presented its defense in January 2006 but its arguments have not been accepted by the Federal Revenue Service. The Company appealed to the Federal Taxpayers Council and is currently awaiting a decision.

The Company's management, based on the advice of external legal counsel, believes that the cancellation of the tax incentive is mistaken and shall not prevail, both with respect to the amounts already recorded and with respect to the remaining period. In respect of the tax incentive recorded until 2004 (US$66.8 million on December 31, 2004), it is the management's understanding, based on advice of external legal counsel, that the tax assessment shall be overruled, since the tax incentive was recorded pursuant to strict legal requirements and acts of the SRF and ADENE. The Company's management also believes, based on external legal counsel's opinion, that the cancellation of the tax incentive (schedule to last up to 2012 for Fiberlines A and B and 2013 for Fiberline C) is illegal due to the fact that the incentive was granted upon compliance of predetermined conditions (implementation, expansion and modernization of industrial plants). Therefore, the Company has a vested right to use the tax incentive until the date set forth in the Law and in the acts issued by ADENE.

Notwithstanding the confidence in the robustness of its right, the Company, considering the facts occurred during the years 2004 and 2005, which indicate ADENE's and SRF's intention to cancel the tax incentive, decided to be conservative and ceased to recognize the incentive in the calculation of income tax payable from 2005 on and until a final Court decision has been granted.

Based on the opinion of its legal advisors, Company’s management believes that the ultimate resolution of this matter may be in favor of the Company's arguments, both with respect to the tax incentive recorded up to 2004 and with respect to those to be recorded from 2005 on. Thus, no provisions for loss were booked for the amounts of the benefits already recognized.

Notes to Condensed Consolidated Interim Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

4. Accounts receivable, net
	March, 31	December, 31
	2007	2006
Customers - pulp sales
Domestic	8,796	8,540
Export	229,245	261,608
Advances to suppliers	2,038	2,048
Other	17,448	18,233

	257,527	290,429
Allowance for doubtful accounts	(4,659)	(4,634)

Total, net	252,868	285,795

At March 31, 2007, two customers accounted for 37% and 11%, respectively (at December 31, 2006, two customers accounted for 38% and 11%, respectively), of total customer receivables and no other accounted for more than 10%.

5. Inventories

	March, 31	December, 31
	2007	2006

Finished products	159,197	130,192
Raw materials	25,850	27,027
Spare parts and maintenance supplies	46,261	45,485

	231,308	202,704

6. Investment in affiliated companies

During the first quarter of 2007 the Company increased its capital in Veracel Celulose S.A. in the amount of US$87,000. Such capital increase did not affect the Company’s interest in Veracel as the other shareholder has proportionally made its contribution.

Notes to Condensed Consolidated Interim Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

7. Short-term borrowings and long-term debt

(a) Short-term borrowings - export financing and other

At March 31, 2007, the balance of short-term debt consisted of rural credit in the amount of US$ 4,877 (US$ 4,677 as of December 31, 2006) with interest rate of 8.75%.

(b) Long-term debt

	March, 31	December, 31
	2007	2006

Denominated in Brazilian currency:
BNDES term loans with varying interest rates;
principally the "Long-term interest Rate" (TJLP) plus
1.8 to 4.5% (2006 - 1.8% to 4.5%) due 2007 to 2016	271,281	258,193
Credit Export Note – 100% CDI, due 2008 to 2013	50,946	48,859
BNDES Term loans – 7.78% to 9.38%(2006–
8.05% to 9.35%), due 2007 to 2016 and indexed
to BNDES basket of currencies	39,239	39,358

	361,466	346,410
Denominated in US Dollars:
Import financing – 5.55% to 6.20% (2006–5.55%
to 6.20%), due 2007	1,854	1,854
Pre-export financing – 5.67% to 6.20% (2006-
5.75% to 6.48%) due 2010 to 2014	874,000	874,000

	875,854	875,854

Total	1,237,320	1,222,264
Less current maturities	(69,763)	(67,214)

Total long-term debt	1,167,557	1,155,050

The long-term portion of the Company's debt at March 31, 2007 becomes due in the following years:

2008	54,984
2009	44,770
2010	38,957
2011	119,568
2012 and thereafter	909,278
Total	1,167,557

Notes to Condensed Consolidated Interim Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

8. Stockholders’ equity

At March 31, 2007, the Company's principal common stockholders and their common stock ownership interests, either direct or indirect are as follows: Arapar S.A., SODEPA. - Sociedade de Empreendimentos, Publicidade e Participação S.A. (SODEPA) (an affiliate of Banco Safra S.A.), and Votorantim Celulose e Papel (VCP) with 28% each; Banco Nacional de Desenvolvimento Econômico e Social – BNDES with 12.5%.

At March 31, 2007, SODEPA and the Banco Nacional de Desenvolvimento Econômico e Social - BNDES also owned preferred stocks which in total amounted to 14.9% and 7.7%, respectively, of the total preferred stocks.

Brazilian law permits the payment of cash dividends only from retained earnings and certain reserves registered in the Company's statutory accounting records. At December 31, 2006, after considering appropriated retained earnings which can be transferred to unappropriated retained earnings, the earnings and reserves available for distribution as dividends, upon approval by the Company's stockholders, amounted to the equivalent of US$ 1,334 million.

Appropriated retained earnings is composed by the following reserves:

a) Fiscal-incentive reserve - Consists of the appropriations from retained earnings equivalent to the cumulative amounts by which income tax rates have been reduced each year as a result of the Barra do Riacho operations of the Company being located in a development area (see note 3.2). The fiscal-incentive reserve may be used to increase capital and absorb losses, but is not available as cash dividends.

b) Investment reserve - the investments reserve represents discretionary appropriations, ratified by the stockholders, for plant expansion and other capital projects, the amount of which is based on an approved capital budget presented by management. After completion of the projects, the Company may elect to retain the appropriations until the stockholders vote to transfer all or a portion of the reserve to capital or to retained earnings, from which a cash dividend may then be paid.

c) Legal reserve - legal reserve results from appropriations from retained earnings of 5% of annual net income recorded in the statutory accounting records. Such appropriations are required until the balance reaches 20% of the balance of capital stock, based on the statutory accounting records. The legal reserve may be used to increase capital and to absorb losses, but is not available for distribution as cash dividends.

Notes to Condensed Consolidated Interim Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

Based on the future investment plans already approved and on the capital budget proposal prepared by management, the Annual Shareholders´ Meeting to be held by April 30, 2007 will deliberate Management's proposal to increase capital, using part of the income reserves (investment and legal reserves), in the amount of approximately R$1,017,273 (equivalent to US$ 496,134 as of March 31, 2007).

Dividends and interest on stockholders’ equity

The Company’s by-laws guarantee a minimum annual dividend equal to 25% of the adjusted net income for the year, as required by the Brazilian Corporate Law. In accordance with the Company’s by-law and the Brazilian Corporate Law, adjusted net income is represented by the net income for the year less appropriation of the above mentioned legal reserve.

Brazilian law permits the payment of cash dividends only from retained earnings. As of January 1, 1996, Brazilian corporations are allowed to attribute interest on stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long-term interest rate (“TJLP”) determined by the Brazilian Central Bank (approximately 6.50% and 7.78% for March 2007 and year 2006, respectively). Also, such interest may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus income reserves (including those mentioned above), determined in each case on the basis of the statutory financial statements. The amount of interest attributed to stockholders is deductible for corporate income tax purposes.

The Company paid US$ 252 million of dividends and interest on stockholders’ equity during the year ended December 31, 2006. In January 2007, the Company paid interest on stockholders’ equity, related to December 31, 2006, in the amount of US$34 million. During the first quarter of 2007, the Company has accrued US$32 million of interest on stockholders’ equity to be paid during April 2007.

Notes to Condensed Consolidated Interim Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

Basic and diluted earnings per share

Basic and diluted earnings per share ("EPS") as of March 31, 2007 and December 31, 2006, as presented in the Company's statements of operations, have been calculated on the following basis taking into consideration the Dividend Allocation between Class A and Class B preferred stock and common stock as discussed in the following summary of significant rights, terms, privileges and conversion features of the Company's stock:

	Common	Class A Stock	Class B Stock
Stock
Voting	Yes	No, except in the event that	No, except in the event that
Rights		dividends are not paid for 3	dividends are not paid for 3
		consecutive years. Voting rights will	consecutive years. Voting
		then be granted until the dividends in	rights will then be granted
		arrears for those 3 years are paid.	until the dividends in arrears
for those 3 years are paid.
Privileges	None	Priority in the return of capital in the	Priority in the return of capital
		liquidation of the Company;	in the liquidation of the
		Right to receive cash dividends in an	Company;
		amount 10% higher than dividends	Right to receive cash
		attributable to each common stock.	dividends in an amount 10%
		Priority in the distribution of a	higher than dividends attributable to each common
		minimum annual cash dividend	stock.
equivalent to 6% of the capital
attributable to it.
Conversion	None	Can be converted into Class B Stock	Cannot be converted into Class
Features		at any time, at the option and cost of	A Stock nor to Common
		the stockholder. Conversion rate 1:1.	Stocks at any time.

Earnings, if any, in excess of the Class A preferred share minimum dividend will be distributed as dividends to Class B preferred stock and common stock, up to the equivalent on a per-share basis of those paid to Class A preferred stock. Any earnings remaining for distribution thereafter are shared ratably among Class A preferred, Class B preferred and common shares.

Notes to Condensed Consolidated Interim Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

The following presents the earnings per share calculations:

	Three-month period ended March 31, 2006
	Preferred stock		Common
	Class A	Class B	Stock	Total

Dividends and interest on capital	1,587	22,444	17,263	41,294
Undistributed earnings	1,454	20,560	15,815	37,829
Net income for the period	3,041	43,004	33,078	79,123

Weighted average number of shares	38,022	537,658	454,908

Basic and diluted earnings per share	0.08	0.08	0.07

	Three-month period ended March 31, 2007
	Preferred stock		Common
	Class A	Class B	Stock	Total

Dividends and interest on capital	1,238	17,540	13,491	32,269
Undistributed earnings	2,581	36,557	28,115	67,253
Net income for the period	3,819	54,097	41,606	99,522

Weighted average number of shares	37.962	537.718	454.908

Basic and diluted earnings per share	0.10	0.10	0.09

There were no dilutive securities outstanding in 2007 and 2006.

Notes to Condensed Consolidated Interim Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

9. Litigations, contingencies and commitments

	March 31, 2007	December 31, 2006

Labor - (i)	15,097	14,102
Tax:
PIS and COFINS obligations - (ii)	78,223	74,329
Other	13,914	13,341

	107,234	101,772

(a) Litigations and contingencies

(i) Labor proceedings

At March 31, 2007, the Company had a total provision recorded for labor proceedings of US$ 15.1 million (US$ 14.1 million in December 31 2006) and a corresponding deposit in an escrow account of US$ 6.2 million (US$ 5.8 million in December 31, 2006).

Labor proceedings of greater value are those related to the effect of variation in the inflation indexes (economic plans) over the 40% penalty of the Mandatory Fund for Unemployment Benefit (FGTS) and additional amounts allegedly owed to certain employees that perform hazardous activities.

(ii) PIS and COFINS contributions

At March 31, 2006, the provision for contingencies included US$ 78.2 million (US$ 74.3 at December 31, 2006) related to PIS and COFINS on exchange gains on U.S. dollar denominated debt resulting from the appreciation of the Real against the U.S. dollar that occurred following the significant devaluation in early 1999 until September 2003.

The Company is taking action in court against certain changes in the rates and rules for the calculation of the PIS (Social Integration Program) and COFINS (Social Fund) contributions determined by Law 9.718/98, the basis of calculation of which includes financial income and exchange and monetary variations. In November 2001 the Company was granted a favorable judgment.

Notes to Condensed Consolidated Interim Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

After analyzing certain legal decisions on similar legal actions of other companies and their implications for Aracruz’s case, the Company decided to cancel, on August 29, 2003, part of the legal action, regarding the rate increase and the basis of calculation modifications (except for foreign exchange variation), and decided to pay the accrued amount in installments according to a special program of tax collection called PAES, enacted by Law 10.684/2003. Notwithstanding, due to a judgment issued by the Brazilian Supreme Court in July 2006 which considered the modification in the rules for the calculation of PIS and COFINS to be unconstitutional, the Company requested and was granted a provisional remedy allowing it not to pay the PAES installments related to such modification. The amount the Company did not pay pursuant to the provisional remedy, from July 2006 to March 2007, is approximately US$2.7 million.

(iii) Social charges proceedings

In March 1997, the Company received notification from the INSS (the Brazilian Social Security System) relating basically to the value of housing allowances paid to certain employees over a period of several years. INSS considered that the reduced amount of housing allowances to the employees represented a fringe benefit and, consequently, the corresponding social charge was underpaid. The Company has been contesting this notification in the amount of US$ 7.5 million in Court aiming to its annulment and, at March 31, 2007, has placed approximately US$ 10.9 million in an escrow account to cover this claim. The Brazilian Superior Court of Justice granted a decision in favor of the Company while examining the first judicial claim related to the matter. Based on the opinion of its legal advisors, Company’s management does not believe that the ultimate resolution of this matter will have a material adverse impact on the Company, and accordingly, no provision has been recognized.

(iv) Value-Added Tax Credit

In October 2006, the Company received tax assessments, issued by the government of the State of Espírito Santo, in the total amount of US$ 35.5 million, related to the alleged non compliance of formal obligations and supposedly inappropriate ICMS credits from fixed assets and other goods acquired for utilization in the process of pulp production. The company has paid a part of that value and has been contesting another 17 notifications, in the amount of US$ 35.3 million. Based on the opinion of its legal advisors, who evaluate the chances of success in the judicial environment are between possible and probable, no provision has been recognized.

Notes to Condensed Consolidated Interim Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

(v) Environmental Regulations

The Company’s forestry and manufacturing operations are subject to both Federal and State government environmental regulations. The Company’s management believes that it is in compliance, in all material respects, with all applicable environmental regulations.

(vi) Other

Based on an analysis of the disputes involved and consultation with its legal counsel, the Company has recorded additional provisions in the amount of US$ 13.9 million relating to several other legal disputes and has also made deposits in the amount of US$ 11.1 million in escrow accounts as of March 31, 2007.

(b) Commitments

(i) Indian Communities - Terms of settlement

In the first semester of 1998, the Indian communities and the Company entered into Terms of Settlement in which both parties recognized the legitimacy of the Ministry of Justice Edicts 193, 194 and 195, dated March 6, 1998, that determined the enlargement of the Indian reservation in 2,571 hectares of land belonging to the Company. The Company committed itself to a financial aid program to be implemented through social, agricultural, educational, shelter and health projects, up to an amount of approximately R$ 13.5 million (equivalent to US$ 6.6 million at March 31, 2007), monetarily restated by one of the official inflation indexes, to be disbursed within a twenty-year period, conditioned to the accomplishment of certain obligations by the Indian communities.

Despite the fact that the Terms of Settlement were in force, in 2005 members of the Indian communities invaded some forestry areas and the industrial premises of the Company. Although the Company had obtained provisional measures to be reintegrated in the possession of the invaded areas, as of the end of the first quarter of 2007, these invaders still occupy approximately 11,000 hectares of land to which the Company is legally entitled. Since the invasion represented the breach of the Terms of Settlement by the Indian communities, the Company - after having notified the communities themselves, the National Indian Foundation - FUNAI and the Federal Public Prosecutor (Ministério Público Federal) – in 2005 suspended all its commitments towards the Indian communities under the Terms of Settlement. During the period in which the Terms of Settlement were being complied with, the Company had donated to the Indian Associations the amount of approximately R$ 9.6 million, equivalent to US$ 4.7 million.

Notes to Condensed Consolidated Interim Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

On February 17, 2006 FUNAI published Dispatches No. 11 and 12 in the Official Federal Gazette, approving the conclusion of the working group set up by FUNAI Edict No. 1.299/05, which recommends the extension of Indian reserves by approximately 11,000 hectares, comprised almost entirely of lands whose title and possession belong to Aracruz. These areas were identified by the working group as being land traditionally occupied by Indians. Confident in the robustness of its rights, the Company presented its challenge of those Dispatches on June 19, 2006. In early 2007 the Ministry of Justice, who shall ultimately decide the matter, returned the administrative procedure to FUNAI, determining that it widen the studies "with a view towards preparing an appropriate recommendation that assuages the interest of both parties".

10. Liabilites associated with unrecognized tax benefits

The Company adopted the provisions of FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, on January 1, 2007. Beginning January 1, 2007, the Company records the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshhold is measured and recorded as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position will be sustained. The benefit associated with previously unrecognized tax positions are generally recognized in the first period in which the more-likely-than-not threshold is met at the reporting date, the tax matter is ultimately settled through negotiation or litigation or when the related statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired. The recognition, derecognition and measurement of tax positions are based on management’s best judgment given the facts, circumstance and information available at the reporting date.

Differences between a tax position taken or expected to be taken in the Company’s tax returns and the amount of benefit recognized and measured in the financial statements result in unrecognized tax benefits, which are recorded 'in the balance sheet as a either a liability for unrecognized tax benefits or reductions to recorded tax assets, as applicable. The liability for unrecognized tax benefits expected to be realized within one year are classified as current in the balance sheet.

Interest and penalties are accrued with respect to unrecognized tax benefits in accordance with the legislation of the respective taxing jurisdictions.

As discussed in Note 2, the adoption of FIN 48 did not have a material impact in the Company’s statements of operations and financial position and did not result in a cumulative adjustment to retained earnings at adoption.

Notes to Condensed Consolidated Interim Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

As a consequence of adoption, on January 1, 2007 the Company did reclassify certain recorded liabilities related to unrecognized tax benefits of US$71,727, previously recorded as part of litigations, contingencies and commitments line in the consolidated balance sheet at December 31, 2006. At March 31, 2007, the Company’s recorded liability for unrecognized tax benefits was US$75,557, reflecting increases resulting from current year tax positions and the effects of currency remeasurement. These unrecognized tax benefits primarily refer to tax positions taken by the Company related to the deductibility of social contribution taxes in the determination of federal income taxes on profits generated by export sales and related to the timing of utilization of historical tax loss carryforwards used to offset income tax and social contribution payable. Included in the balance at March 31, 2007 are approximately US$11,580 of tax positions for which there is uncertainty as to the timing of such benefits. As a result of deferred tax accounting, the disallowance of a shorter benefit period would not affect the annual effective tax rate but could accelerate the payment of cash to the taxing authority to an earlier period.

The Company recognizes interest and penalties accrued on unrecognized tax benefits as a component of interest expense and other non-operating expenses, respectively. The Company has recorded US$52,426 of accrued interest and penalties associated with unrecognized tax benefits at March 31, 2007, recorded as a component of other long-term liabilities. As a consequence of adopting FIN 48 and consistent with the Company’s classification of interest and penalties, the corresponding interest and penalties of US$47,996 accrued at December 31, 2006 with respect to the previously recorded liabilities associated with unrecognized tax benefits have also been reclassified from litigations, contingencies and commitments line to interest and penalties on liabilities associated with unrecognized tax benefits line, in the long-term liabilities. The Company recognized approximately US$2,329 in accrued interest for the three months ended March 31, 2007 (US$2,941 for the three months ended March 31, 2006).

The Company or its subsidiaries file income tax returns in Brazil and other foreign federal and state jurisdictions. Generally, the tax years 2002 through 2006 remain open and subject to examination by the relevant tax authorities.

11. Derivative instruments and risk management activities

The Company’s foreign currency risk management strategy may use derivative instruments to protect against foreign exchange rate volatility

During the first quarter of 2007 the Company has recognized, as financial income, gains of US$ 19.8 million (as of the first quarter of 2006 - US$ 62.1 million) related to derivative instruments registered in BM&F - Brazilian Mercantile & Futures Exchange. These operations are marked to market on a daily basis At March 31, 2007 the fair value of these contracts were recorded as a liability of US$ 2.2 million (US$1.4 million asset at December 31, 2006).

Notes to Condensed Consolidated Interim Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

12. Segment information

The Company has adopted SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”) with respect to the information it presents about its operating segments and geographical information. SFAS 131 introduces a “management approach” concept for reporting segment information, whereby financial information is required to be reported on the same basis that the top decision-maker uses such information internally for evaluating segment performance and deciding how to allocate resources to segments. The Company has determined that its operation has only one segment - pulp. Sales by geographic area are determined based on the location of the customers.

The Company's exports from Brazil, classified by geographic destination, are as follows:

	Three-month period
	ended March,31

	2007	2006

North America	153,120	150,100
Europe	176,763	171,322
Asia	96,118	103,637
Other	620	3,949

Total	426,621	429,008

Sales to two unaffiliated customers represented 29% and 13% of net sales in 2007. Two unaffiliated customers represented 28% and 15% in 2006. No other individual customers represented more than 10% of net sales.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 09, 2007

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer